1(212) 318-6053 keithpisani@paulhastings.com	*Confidential Treatment Requested by LGL Systems Acquisition Corp.* LGL-1

July 2, 2021

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

Washington, D.C. 20549

Attention:	Mr. Ryan Rohn, Senior Staff Accountant
Mr. Stephen Krikorian, Accounting Branch Chief
Mr. Matthew Derby, Staff Attorney
Mr. Larry Spirgel, Office Chief

Re:	LGL Systems Acquisition Corp.
Registration Statement on Form S-4
Filed May 14, 2021
File No. 333-256129

Gentlemen:

On behalf of LGL Systems Acquisition Corp. (the “Company”), we are providing this letter in response to the comment below from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) received by letter dated June 11, 2021 (the “Comment Letter”) relating to the Company’s Registration Statement on Form S-4, filed by the Company with the Commission on May 14, 2021 (File No. 333-256129) (the “Registration Statement”), we submit this supplemental letter to further address comment 17 of the Comment Letter.

Staff Comment and Company Response

For the convenience of the Staff, we have recited the prior comment from the Staff in italicized type below and have followed the comment with the Company’s response.

17.

Please provide us with a breakdown of all equity awards granted to date in 2020 and leading up to the filing of the Form S-4, including the fair value of the underlying common stock used to value such awards as determined by your board of directors. To the extent there were any significant fluctuations in the fair values from period-to-period, please describe for us the factors that contributed to these fluctuations, including any intervening events within the Company or changes in your valuation assumptions or methodology. Compare the most recent valuations for options granted to the fair value of the shares of common stock as determined by the exchange ratio described on page 1.

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The Company respectfully submits the below additional information to assist the Staff in its review of IronNet’s position with respect to its determination of the fair value of the IronNet common stock underlying its outstanding equity awards and the reasons for the differences between the most recent valuations of IronNet’s common stock and the fair value of the IronNet common stock implied by the exchange ratio in the merger agreement.

Summary

During its fiscal year ended January 31, 2021 and its current fiscal year ending January 31, 2022, the board of directors of IronNet Cybersecurity, Inc. (“IronNet” and the “IronNet Board”) granted restricted stock units (“RSUs”), each representing the right to acquire, upon vesting and settlement, one share of Class A common stock of IronNet (the “IronNet Common Stock”) as set forth in the table below. The Company advises the Staff that IronNet has not granted any options to purchase IronNet Common Stock during these periods.

Grant Date	Number of RSUs Granted	Estimated Value per Share of IronNet Common Stock on Grant Date
April 20, 2020	1,561,090	$2.51
September 8, 2020	240,000	$2.51
September 10, 2020	345,500	$2.51
November 18, 2020	345,800	$2.51
February 10, 2021	2,536,603	$3.82
March 11, 2021	121,500	$4.83

In addition to service-based and/or performance-based vesting criteria, all RSUs included in the table above require the occurrence of a specified liquidity event in order to vest. The liquidity event requirements have not yet been met as of April 30, 2021, and therefore IronNet has not recorded any stock-based compensation expense associated with the outstanding RSU grants. As disclosed on pages F-61 and F-82 of Amendment No. 1 to the Registration Statement filed on July 1, 2021, IronNet had $36.5 million and $27.9 million of unrecognized compensation cost related to outstanding and unvested RSUs as of April 30, 2021 and January 31, 2021, respectively.

The IronNet Board relied on independent third-party valuations of the IronNet Common Stock in determining the fair value of the IronNet Common Stock on each grant date set forth in the table above. IronNet obtained a third-party valuation as of March 31, 2020 (the “March 2020 Valuation”), which estimated the fair value of the IronNet Common Stock at $2.51 per share as

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of that date. This valuation was used as the basis for the RSU grants through November 2020 (the “FY 2021 Grants”). IronNet obtained an updated third-party valuation as of March 15, 2021 (the “March 2021 Valuation”), which estimated the fair value of the IronNet Common Stock at $**** per share as of the date. This valuation, adjusted as described below, was used retrospectively as the basis for the RSU grants in February and March 2021 (the “FY 2022 Grants”).

On March 14, 2021, the IronNet Board approved the proposed business combination with the Company, and the parties executed a merger agreement on March 15, 2021 and announced the proposed business combination. The implied fair value of the shares of IronNet Common Stock, as determined by the exchange ratio in the business combination, is approximately $8.10 per share.

Upon satisfaction of the liquidity event condition, the combined company will recognize a one-time compensation expense for all RSUs that will have otherwise vested according to time-based or performance-based vesting criteria as of that date. The Company estimates that the unrecognized compensation expense to be recognized in the current fiscal year would be approximately $19.2 million. The remainder of the unrecognized compensation expense associated with the outstanding RSU grants will be recognized over the remaining vesting periods thereafter.

The Company respectfully submits that the decision of the IronNet Board to rely on the March 2021 Valuation was appropriate for the FY 2022 Grants and represents the fair values of the IronNet Common Stock on the respective grant dates, based upon all information available to the IronNet Board on such dates, as discussed in further detail below.

Historical Fair Value Determination and Methodology

As there has been no public market for the IronNet Common Stock to date, the estimated fair value has been determined by the IronNet Board as of the date of each equity grant made by IronNet, with input from management, considering IronNet’s most recent third-party valuation of its common shares, as well as the IronNet Board’s assessment of additional objective and subjective factors that it believed were relevant and which may have changed from the date of the most recent sale of shares or third-party valuation through the date of the grant, including:

•	IronNet’s business strategy;

•	external market conditions affecting the cybersecurity industry, and trends within that industry as well as general economic conditions;

****

The Company has requested confidential treatment for the redacted information represented by four asterisks under Rule 83 of the SEC’s Rules of Practice and has delivered a complete unredacted copy of this letter to the Staff.

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•	IronNet’s financial position, including cash on hand, and its historical and forecasted performance and operating results;

•	the lack of an active or public market for the IronNet Common Stock;

•	the likelihood of achieving a liquidity event, such as an initial public offering or a sale of IronNet, in light of prevailing market conditions; and

•	the market performance of similar companies in IronNet’s industry.

Beginning with the fiscal year ended January 31, 2020, IronNet began using RSUs exclusively for its stock-based compensation grants.

To support its estimates of fair value in connection with RSU grants, IronNet began obtaining third-party valuations of the IronNet Common Stock. These valuations were performed in accordance with the guidance outlined in the American Institute of Certified Public Accountants’ Accounting and Valuation Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation (the “AICPA Valuation Guide”).

In connection with the initial closing of a Series B preferred stock financing in January 2020, which transaction was extended for additional closings through December 2020, IronNet obtained the March 2020 Valuation, as IronNet concluded that the Series B financing represented a significant company development that warranted a potential change in valuation for future stock-based compensation grants. The March 2020 Valuation used the market approach, and the Subject Company Transaction method within that approach, in each case as described in the AICPA Valuation Guide, to estimate the fair market value of IronNet’s classes of equity securities. Other methods within the market approach were considered, namely the Guideline Public Company method and the Guideline M&A Transaction method. However, given that the Series B financing occurred near the date of the March 2020 Valuation, the value indication from the Subject Company Transaction method was considered to be the most relevant indicator of value.

The March 2020 Valuation also considered a discounted cash flow method within the income approach described in the AICPA Valuation Guide, but as IronNet had not achieved profitability as of the date of the March 2020 Valuation and did not project consistent margins or stable cash flows in the near term, the market approach was considered to be the more relevant indicator of value.

The Subject Company Transaction method calculates the implied total value of an enterprise by accounting for all share class rights and preferences, as of the date of the latest financing. In order to determine the value of the IronNet Common Stock, IronNet’s recently closed round of financing was used, in which IronNet sold shares of Series B Preferred Stock for $72.90 per share. Each share of Series B Preferred Stock is convertible into 10 shares of IronNet Common Stock, meaning that the equivalent price of $7.29 per share of Series B Preferred Stock, on an as converted to common stock basis, was used for the March 2020 Valuation. The total equity value implied by this transaction was then applied in the context of an option pricing model to determine the value of each class of IronNet’s shares.

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The March 2020 Valuation used the Black-Scholes option pricing model (“OPM”) to determine the value of IronNet that would result in a cumulative value of the Series B preferred stock acquired in the Series B financing that was equal to the amount paid for those shares, or $72.90 per share of Series B preferred stock. For purposes of determining a company’s value with a Black-Scholes OPM, five key inputs are required:

•	total consideration of the most recent transaction;

•	the rights and preferences of stockholders;

•	time to liquidity;

•	risk-free rate; and

•	volatility

Time to liquidity

In the context of the OPM, the time to a liquidity event constitutes the time until a company completes an initial public offering, is acquired, or liquidates assets through a dissolution sale. In determining the time to liquidity, the March 2020 Valuation relied upon guidance from IronNet’s management, which estimated a two-year period to a liquidity event.

Risk-free rate

The risk-free rate used was the constant maturity U.S. Treasury rate corresponding to the applicable time to liquidity. A risk-free rate of 0.23% was applied, which represented the U.S. Treasury rate as of the date of the March 2020 Valuation.

Volatility

The March 2020 Valuation considered the volatility of companies operating in IronNet’s industry as well as IronNet’s capital structure and risk profile relative to the peer group. The list of companies was further refined to include only companies with securities traded on major exchanges with sufficient pricing and volume. Typically, size and volatility are inversely correlated. A volatility of ****% was selected for the March 2020 Valuation.

****

The Company has requested confidential treatment for the redacted information represented by four asterisks under Rule 83 of the SEC’s Rules of Practice and has delivered a complete unredacted copy of this letter to the Staff.

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Estimate of Equity Value

Given the proximity of the Series B financing and the date of the March 2020 Valuation Date and guidance from Management, no market adjustment to equity value was utilized. Based on the Black-Scholes model, an equity value of $**** for IronNet was necessary to provide a fair value of $72.90 per share for the Series B Preferred stock issued in exchange for new capital.

Allocation to Various Share Classes

To calculate the fair market value of the IronNet Common Stock as part of the March 2020 Valuation, the Black-Scholes OPM was used. The Black-Scholes implementation of the OPM treats the rights of holders of various classes of securities as call options on any value of the subject company above a series of breakpoints. For IronNet, the values of the breakpoints were calculated by reviewing:

•	the liquidation preferences of the preferred stock (including seniority of any series of preferred stock);

•	the participation rights of preferred stock (including any caps on such participation); and

•	the strike prices of warrants and options.

The Black-Scholes model requires a series of variables, including the equity value of the company and the other inputs described above.

Other methods for allocating the equity value were considered, including the Probability Weighted Expected Return Method (“PWERM”) and the Current Value Method. However, given the subjectivity and difficulty associated with estimating exit values and lack of empirical data to support the values at IronNet’s current stage of development as of the March 2020 Valuation, and the fact that IronNet was considered to be early in it development and did not face an imminent liquidity or dissolution event, the PWERM and Current Value Method were not selected.

The Black-Scholes OPM generated a fair value of $**** per share for the IronNet Common Stock. A discount for lack of marketability (“DLOM”) of ****% was then applied, reflecting IronNet’s status as a private company, resulting in a fair value of $2.51 per share for the IronNet Common Stock as of March 31, 2020. The appropriate DLOM was selected based primarily on put option models as a means to satisfy the AICPA’s preference to use quantitative approaches over more subjective approaches when appropriate. Court case rulings, restricted stock studies, and IPO studies were also considered to gauge the reasonableness of the put option model results.

****

The Company has requested confidential treatment for the redacted information represented by four asterisks under Rule 83 of the SEC’s Rules of Practice and has delivered a complete unredacted copy of this letter to the Staff.

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Equity Grants During the Fiscal Year Ended January 31, 2021

With respect to the RSU grants made during the fiscal year ended January 31, 2021, IronNet used the estimated fair market value of $2.51 per share as of each grant date to determine the unrecognized stock-based compensation expense for such grants. In addition to its reliance on the March 2020 valuation, the IronNet Board considered other factors, including whether any corporate developments had occurred that suggested that the March 2020 Valuation should no longer be relied upon. Although the IronNet Board had discussed the possibility of a merger with a special purpose acquisition company and had engaged a financial advisor in October 2020 to identify potential merger partners, IronNet was not identified as a potential acquisition target by the Company until later in November 2020. Substantive discussions about a potential transaction between the Company and IronNet did not begin until December 2020. There were no other intervening events through the November 18, 2020 grant date that the IronNet Board believed had changed the valuation of the IronNet Common Stock through that date.

Updated Methodology

On January 26, 2021, IronNet received a non-binding letter of intent from the Company, incorporating discussions between the parties to date. The draft letter of intent reflected a pre-transaction valuation of IronNet of $1.2 billion and an expected raise by the Company of approximately $175 million of additional equity capital in a PIPE transaction. After negotiation, the letter of intent was executed on February 15, 2021.

On March 7, 2021, following institutional investor feedback as part of the PIPE process, the Company and IronNet agreed to lower the pre-transaction enterprise valuation of IronNet to $963.0 million. On March 12, 2021, the parties agreed to further lower the pre-transaction enterprise valuation of IronNet to $863.4 million. The Company and IronNet continued to negotiate the final provisions of the merger agreement through the weekend thereafter. The final terms of the proposed PIPE transaction were not finalized until March 12, 2021, at which time the Company, IronNet and the PIPE investors agreed to reduce the gross proceeds of the PIPE to $125 million. On March 14, 2021, the boards of directors approved the proposed merger transaction and PIPE, and the merger agreement, the PIPE subscription agreements and related documents and agreements were executed on March 15, 2021.

IronNet obtained the March 2021 Valuation as of March 15, 2021, the date the merger agreement was executed. For the March 2021 Valuation, the same approaches and methods were considered as were used in the March 2020 Valuation. However, given the execution of the merger agreement, the March 2021 Valuation relied almost exclusively on the market approach described in the AICPA Valuation Guide, with a ****% probability assigned to a sale / reverse merger scenario under a PWERM (using the $863.4 million valuation implied by the merger agreement) and a ****% probability assigned to the company remaining a private company, with the valuation determined using the Guideline Public Company methodology and the value

****

The Company has requested confidential treatment for the redacted information represented by four asterisks under Rule 83 of the SEC’s Rules of Practice and has delivered a complete unredacted copy of this letter to the Staff.

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allocated under an OPM. As IronNet’s financial metrics had been evaluated against a number of comparable public companies as part of the valuation negotiations with the Company and with prospective PIPE investors, the Guideline Public Company method was considered to be more relevant than the Subject Company Transaction or Guideline M&A Transaction methods as of the date of the March 2021 Valuation.

IronNet’s equity value in the sale / reverse merger scenario was $863.4 million, which is the purchase price under the merger agreement between the Company and IronNet. Dividing this equity value by the fully diluted shares outstanding as of March 15, 2021 resulted in a fully marketable value of $**** per share of IronNet Common Stock under the PWERM, after taking into account the trading price of the Company’s common stock, which closed at $10.23 per share on March 15, 2021, after announcement of the transaction, and applying the exchange ratio implied by the merger agreement. A DLOM of ****% was applied, to account for industry-standard lock-up periods for founders and existing employees, resulting in a fair market value of $**** per share of IronNet Common Stock in the sale scenario.

For the Guideline Public Company method, the March 2021 Valuation looked to IronNet’s forecast revenue for the fiscal year ending January 31, 2022, which had been disclosed publicly ($54.2 million). The valuation then applied a revenue multiple of ****x to yield an estimated equity value of $**** million. The revenue multiple selected was based on an evaluation of the market capitalizations of seven comparable publicly traded companies and their estimated revenue forecasts for the next fiscal year. The revenue multiple selected for IronNet was between the median and the 75th percentile of the guideline companies, as IronNet’s historical and projected revenue growth rates were at the higher end of the range implied by those companies. Using an OPM with assumptions that were substantially similar to those used in the March 2020 Valuation, the fair market value was estimated to be $**** per share of IronNet Common Stock on a fully marketable basis. A DLOM of ****% was then applied, consistent with the March 2020 Valuation, resulting in a fair value of $**** per share of IronNet Common Stock in the private company scenario.

After applying the ****% weighting to the sale / reverse merger scenario and the ****% weighting to the private company scenario, the concluded fair market value as of March 15, 2021 was $**** per share of IronNet Common Stock.

Equity Grants During the Fiscal Quarter Ended April 30, 2021

In February and March 2021, the IronNet Board granted RSUs as part of annual equity grants to its employees. IronNet has not granted any equity instruments subsequent to March 11, 2021.

****

The Company has requested confidential treatment for the redacted information represented by four asterisks under Rule 83 of the SEC’s Rules of Practice and has delivered a complete unredacted copy of this letter to the Staff.

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As of the February 10, 2021 grant date, IronNet and the Company were still negotiating the letter of intent, which was not executed until February 15, 2021. As of the March 11, 2021 grant date, although the letter of intent had been executed, substantial uncertainty remained as to whether the parties would execute a definitive merger agreement.

IronNet retrospectively analyzed the probabilities of the two scenarios used in the March 2021 Valuation as of the February 10, 2021 and March 11, 2021 grant dates to estimate the fair value of the IronNet Common Stock as of those dates. IronNet concluded that as of February 10, 2021 it should use a ****% probability of the sale / reverse merger / PWERM scenario and a ****% probability of the remaining private / OPM scenario. Between February 10, 2021 and March 11, 2021, because the letter of intent had been executed and IronNet had better insight into its potential valuation following the PIPE process, the probability of the sale scenario increased, but as there remained substantial uncertainty about the proposed business combination as of the March 11, 2021 grant date, IronNet believed that the probability of the sale scenario was no more than ****% as of that date.

For the retrospective valuation as of February 10, 2021, IronNet used the original enterprise valuation of $1.2 billion set forth in the January 26, 2021 draft letter of intent, as well as the closing price of the Company’s common stock on that date, which was $11.15 per share. For the retrospective valuation as of March 11, 2021, IronNet used the revised enterprise valuation of $963.0 million being discussed by the parties as of that date, as well as the closing price of the Company’s common stock on that date, which was $10.12 per share.

Other than the foregoing adjustments to the enterprise valuations and the respective probabilities of the sale / reverse merger and remain private scenarios, IronNet used the same methodology set forth in the March 2021 Valuation to estimate the fair values of the IronNet Common Stock as of the February and March 2021 grant dates. Applying the adjusted probability weightings to the sale / reverse merger scenario and the remaining private scenario as described above, IronNet concluded that the fair value was $3.82 per share of IronNet Common Stock as of February 10, 2021 and $4.83 per share of IronNet Common Stock as of March 11, 2021. Accordingly, those fair values were used to determine the amount of unrecognized stock-based compensation expense to be recorded for the FY 2022 Grants.

Conclusion

The Company respectfully submits that the deemed per share fair values used as the basis for determining the future stock-based compensation expense to be recognized in connection with IronNet’s RSU grants are reasonable and appropriate for the reasons described herein.

****

The Company has requested confidential treatment for the redacted information represented by four asterisks under Rule 83 of the SEC’s Rules of Practice and has delivered a complete unredacted copy of this letter to the Staff.

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*    *    *    *    *

Please contact me at (212) 318-6053 with any questions or further comments regarding our response to the Staff’s comment.

Sincerely,

/s/ Keith Pisani

Keith D. Pisani

for PAUL HASTINGS LLP

cc:	Brian Leaf, Cooley LLP